UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

QuantumSphere, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766K 10 4

(CUSIP Number)

QuantumSphere, Inc.

2905 Tech Center Drive

Santa Ana, CA 92705

Attention: Gregory L. Hrncir

714-545-6266

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74766K 10 4

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kevin D. Maloney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,145,921
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,145,921
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,145,921
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN (Individual)

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Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.001 par value, of QuantumSphere, Inc., a Nevada corporation formerly known as Way Cool Imports, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 2905 Tech Center Drive, Santa Ana, California 92705.

Item 2.	Identity and Background.

(a)-(b) This Schedule 13D is being filed by Kevin D. Maloney, an individual (the “Reporting Person”). The business address of the Reporting Person is c/o QuantumSphere, Inc., 2905 Tech Center Drive, Santa Ana, California 92705.

(c) The principal occupation of the Reporting Person is CEO, Chairman and President of QuantumSphere, Inc.

(d)-(e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 22, 2014, the Issuer consummated a merger of QuantumSphere, Inc., a California corporation (“QSI”), with and Way Cool Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), with QSI as the surviving corporation. In accordance with the terms and conditions of the Amended and Restated Agreement and Plan of Merger dated as of April 22, 2014 (the “Merger Agreement”) by and among the Issuer, Merger Sub and QSI, QSI shareholders received an equal number of shares of the Issuer’s common stock exchange for their shares of QSI common stock issued and QSI option and warrant holders received options and warrants exercisable into an equal number of shares of the Issuer’s common stock.

Immediately prior to the Merger, the Reporting Person held 319,889 shares of QSI common stock, options to purchase 1,707,976 shares of QSI common stock and warrants to purchase 500,000 shares of QSI common stock. The shares of common stock were acquired by the Reporting Person with the use of personal funds through a series of private transactions where the options and the warrants were issued to the Reporting Person in exchange for services provided to QSI. Through the Merger, the shares of QSI common stock were converted into an equal number of shares of the Issuer’s common stock and the options and warrants to purchase shares of QSI common stock were converted into option and warrants to purchase an equal number of shares of the Issuer’s common stock.

Item 4.	Purpose of Transaction.

The description set forth in Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Person acquired such securities in the Issuer for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a)–(b) In the aggregate, the Reporting Person beneficially owns 2,145,921 shares of common stock or 9.25% of the Issuer's common stock as of April 22, 2014 (immediately after the Merger). The Reporting Person's holdings consist of 319,889 shares of common stock, options to purchase 1,707,976 shares of common stock (of which, 1,367,695 shares are vested), and warrants to purchase 500,000 shares of common stock (of which, 458,337 shares are vested).

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Issuer’s common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 above, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2014

By:	/s/ Kevin D. Maloney
Kevin D. Maloney

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